Exhibit 99.1

Collective Mining Expands Guayabales Through ANM-Granted Mining Titles Following Public Hearings

•	Two multi-stage regulatory processes were completed during Q2-2026, resulting in the granting of mining titles in the Company's area of influence in the municipalities of Supia and Marmato
•	The granting of new mining titles materially increases the Company's titled land position, supporting the continued advancement of the Guayabales Project and providing new drill-ready targets

MIAMI, July 13, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that the Colombian National Mining Agency ("ANM") granted additional mining titles to Collective on July 10, 2026, following the successful completion of a public hearing in the municipality of Supia in the Caldas Department held on May 21, 2026.

These newly granted mining titles are in addition to the previously disclosed mining titles granted to Collective by the ANM on April 10, 2026, which followed a public hearing held on February 17, 2026 in the municipality of Marmato (see press release dated April 23, 2026).

Ari Sussman, Executive Chairman commented: "We are very pleased to see continued strong public support for Collective by local communities, as evidenced by the two successful and well-attended public hearings in Supia and Marmato. With the completion of the titling processes in both municipalities, we have meaningfully consolidated our mineral title holdings and further improved continuity across the Guayabales Project. An expanded contiguous series of titled concessions supports both the exploration and future development potential of Guayabales. Importantly, the expanded footprint also provides new and exciting drill-ready targets, and we look forward to commencing drilling on at least one of them this year."

The recently granted titles within and adjacent to the existing Guayabales Project Area are expected to enhance Collective's long-term exploration flexibility by securing additional prospective ground along regional structural trends interpreted to be important controls on mineralization at the Guayabales Project. The new titles also provide additional optionality for future infrastructure planning, access and district-scale target generation as the Company advances exploration and development activities.

To date, Collective has completed 184,000 meters of diamond drilling across the Guayabales and San Antonio projects, including 120,000 meters at the flagship Apollo system, which anchors the Guayabales Project.

With US$113.3 million in cash (as of March 31, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Northern Apollo Oxidized area, drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 13-JUL-26